U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Conopco, Inc. (1)
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

     390 Park Avenue
--------------------------------------------------------------------------------
                                    (Street)

     New York                          NY                10022
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Ben & Jerry's Homemade, Inc. (NASDAQ: BJICA)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

     May 2000
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
Class A Common Stock, par value       5/18/99        P(2)            6,621,944    A     $43.60   6,621,944        I (3)      (4)
   $.033 per share
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
 * If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                     10.
                                                                                                            9.       Owner-
                                                                                                            Number   ship
                                                                                                            of       Form
                    2.                                                                                      Deriv-   of
                    Conver-                    5.                              7.                           ative    Deriv-  11.
                    sion                       Number of                       Title and Amount             Secur-   ative   Nature
                    or                         Derivative    6.                of Underlying         8.     ities    Secur-  of
                    Exer-             4.       Securities    Date              Securities            Price  Bene-    ity:    In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)      of     ficially Direct  direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------      Deriv- Owned    (D) or  Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount      ative  at End   In-     ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or          Secur- of       direct  Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number      ity    Month    (I)     ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of          (Instr.(Instr.  (Instr. (Instr.
(Instr. 3)          ity      Year)                           cisable  Date     Title     Shares      5)     4)       4)      4)



                                      Code  V   (A)   (D)
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

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
Explanation of Responses:


(1) This form is a joint filing with Vermont All Natural Expansion Company, a Vermont corporation ("VANE"), and Unilever N.V., a corporation formed under the laws of The Netherlands ("Unilever"), affiliates of the Reporting Person. 100% of the common stock of VANE is owned by the Reporting Person; 75% of the common stock of the Reporting Person is indirectly owned by Unilever. As a result, each of the Reporting Person, VANE and Unilever may be deemed to beneficially own any shares of the Class A Common Stock, par value $.033 per share ("Common Stock"), of Ben & Jerry's Homemade, Inc. that any of the Reporting Person, VANE or Unilever may be deemed to beneficially own.

(2) The 6,621,944 shares of Common Stock reported in this Statement of Changes in Beneficial Ownership on Form 4 ("Form 4") as being acquired by the Reporting Person were directly acquired by VANE upon the closing of a tender offer for all the outstanding shares of Common Stock (the "Tender Offer"), as disclosed in the Tender Offer Statement on Schedule TO, including all exhibits thereto, as amended, initially filed with the Securities and Exchange Commission (the "SEC") by VANE, Conopco and Unilever on April 18, 2000 (the "Schedule TO").

(3) This figure reflects the 6,621,944 shares of Common Stock acquired in the Tender Offer.

(4) Conopco's indirect beneficial ownership of the shares of Common Stock owned by VANE arises through its ownership of all the common stock of VANE.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


CONOPCO, INC.
    by:  Mart Laius, Vice President



    /s/ Mart Laius                                         June 12, 2000
-------------------------------------                ----------------------
**Signature of Reporting Person                               Date

                            JOINT FILER INFORMATION



Title of Securities:  Class A Common Stock, par value $ .033 per share

Issuer & Ticker Symbol: Ben & Jerry's Homemade, Inc. ("BJICA")

Designated Filer: Conopco, Inc.

Other Joint Filers:

    Vermont All Natural Expansion Company
    390 Park Avenue
    New York, NY 10022

    Unilever N.V.
    Weena 455
    AL 3110 Rotterdam
    The Netherlands

Date of Event
Requiring Statement: May 18, 2000

VERMONT ALL NATURAL EXPANSION COMPANY,


    by      /s/ Mart Laius
        --------------------------------
         Name:  Mart Laius
         Title: Vice President

UNILEVER N.V.,


    by      /s/ Mart Laius
        ---------------------------------
         Name:  Mart Laius*


* By power of attorney.



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